DOCUMENT SECURITY SYSTEMS, INC.
28 EAST MAIN STREET, SUITE 1525
ROCHESTER, NY 14614

April 25, 2008

VIA EDGAR AND FACSIMILE (202) 772-9210
United States Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Attn: Kathleen Collins
Attn: Kari Jin

Re:	Document Security Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
File No. 1-32146

Ladies and Gentlemen:

We are in receipt of the letter (the “Letter”), dated April 11, 2008, of the staff of the U.S. Securities and Exchange Commission in connection with the Document Security Systems, Inc.’s (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2007. The Company hereby requests an extension of ten business days, to or before May 9, 2008, in order to respond to the Letter.

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Thank you for your assistance in this matter. Please feel free to call me at 585-325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White Chief Executive Officer